December 2, 2022

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs and Mesdames:

Re: C21 Investments Inc. (the “Company”) - Change of Auditor

In connection with our proposed engagement as auditor of the Company, as required by National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor dated November 30, 2022 given by the Company to ourselves and Baker Tilly US, LLP, Certified Public Accountants.

Based on our information at this date, we agree with the statements set out in the Notice that relate to us and we do not agree or disagree with the statements contained in the Notice that relate to Baker Tilly US, LLP, Certified Public Accountants.

Yours truly.

Marcum LLP